                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY, 2003

                            ------------------------


                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.
                 (Translation of Registrant's name into English)


                            ------------------------


                      GUILLERMO GONZALEZ CAMARENA NO. 2000
                      COLONIA CENTRO DE CIUDAD DE SANTA FE
                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X] Form 40-F [ ]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ] No [X]

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______
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                                                                       EXHIBIT 1
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INVESTOR UPDATE                                          [MAXCOM TELEFONIA LOGO]
 DECEMBER '02

January 24, 2003

-        MONTHLY VARIATIONS WHEN COMPARED TO NOVEMBER '02:

         -        REVENUES DECREASED 8%

         - NEGATIVE EBITDA AS A CONSEQUENCE OF PREVIOUSLY ANNOUNCED RESTRUCTURING COSTS

         -        EBITDA BEFORE RESTRUCTURING COSTS IMPROVED BY 6%

         -        LINES IN SERVICE INCREASED 1%

         -        CUSTOMER BASE IMPROVED 2%


[BAR GRAPH]

       REVENUES     EBITDA
1Q01      68.3      (88.7)
2Q01      63.3      (69.0)
3Q01      79.2      (68.5)
4Q01     119.3      (53.0)
1Q02     107.4      (35.4)
2Q02     126.4      (23.7)
3Q02     138.2      (16.6)
Oct-02    54.4        0.1
Nov-02    55.9        0.8
Dec-02    51.3      (25.6)

Revenues for the month of December '02 decreased 8% to Ps$51.3 million, from Ps$55.9 million during November '02. Voice revenues represented 88% of total revenues, while data and wholesale revenues contributed to total revenues with 2% and 10%, respectively.

EBITDA for the month of December '02 was negative Ps$25.6 million as a consequence of the previously announced restructuring costs taken during the month of December '02, in the amount of Ps$26.4 million. Before restructuring costs, EBITDA improved by 6% to Ps$0.8 million.


[LINE GRAPH]

LINES IN SERVICE CUSTOMER BASE

1Q01       28,352     13,208
2Q01       33,205     18,653
3Q01       56,786     32,621
4Q01       77,981     47,196
1Q02       85,339     53,059
2Q02       91,009     58,772
3Q02      109,903     74,127
Oct-02    119,289     82,192
Nov-02    123,677     88,157
Dec-02    125,231     89,950


The number of lines in service at the end of December '02 increased 1% to 125,231 lines, from 123,677 lines at the end of November '02. Residential lines at the end of December '02 were 98,557, while 22,194 lines were business and 4,480 lines, or 3.6% were wholesale.

Total customers grew 2% to 89,950 at the end of December '02, from 88,157 at the end of November '02.

Additionally, during January 2003, Mr. Eduardo Patron, Chief Marketing Officer and Mr. Cesar Castillo, Chief Commercial Operations Officer, left the Company. Mr. Fulvio V. Del Valle, Chief Executive Officer, and Mr. Rene Sagastuy, Chief Operating Officer assumed the marketing and commercial operations responsibilities respectively, in an acting capacity.

                                      # # #

MAXCOM TELECOMUNICACIONES, S.A. DE C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a "smart-build" approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance and data services in greater metropolitan Mexico City, Puebla and Queretaro.

For more information contact:

JOSE-ANTONIO SOLBES
Maxcom Telecomunicaciones
Mexico City, Mexico
(52 55) 5147 1125
investor.relations@maxcom.com

LUCIA DOMVILLE
Citigate Financial Intelligence
New York, NY
(212) 840-0008 Ext. 268
lucia.domville@citigatefi.com
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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                       MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                       By: /s/ GONZALO ALARCON ITURBIDE
                                           -------------------------------------
                                           Name: Gonzalo Alarcon Iturbide
                                           Title:   General Counsel

Date: January 29, 2003